FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For August 22, 2003

Gentry Resources, Ltd.

(Translation of registrant's name into English)

Suite 2500, 101 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3P4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   __X___  Form 40-F  ________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______        No __________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gentry Resources, Ltd.

        (Registrant)

Date: August 22, 2003                                                                                                                                           By: s/ Christine Penner

Name:  Christine Penner

Title:  Corporate Administrator

2500, 101- 6th Avenue SW Calgary, AB T2P 3P4 Phone (403) 264-6161 Fax (403) 266-3069
Gentry Announces Normal Course Issuer Bid

Calgary, Alberta, August 22, 2003 - Gentry Resources Ltd. is pleased to announce that it intends to make a normal course issuer bid through the facilities of the Toronto Stock Exchange to buy up to 1,798,980 of its issued and outstanding Common Shares.  This amount represents 10% of the public float portion of the issued and outstanding common shares of Gentry.  At present, there are 24,080,554 common shares issued and outstanding with a public float of 17,989,801 common shares.  The bid will commence August 27, 2003 and expire August 26, 2004 and any shares acquired pursuant to the bid will be cancelled.

During the previous twelve-month period, Gentry purchased, pursuant to a previous normal course issuer bid, 529,500 common shares at an average price of $1.36 per share.  These shares were subsequently cancelled.

Gentry’s reasoning for the normal course issuer bid is that from time to time the market price of Gentry’s Common Shares may not reflect the underlying value of such shares and that, at such times, the purchase of Common Shares for cancellation will increase the proportionate interest of, and be advantageous to, all remaining shareholders.  In addition, any purchases made by Gentry will afford increased liquidity to those shareholders of the Corporation who may wish to dispose of their Common Shares.

For Details, Contact:

Hugh Ross, President & Chief Executive Officer

                (403) 264-6161

Ketan Panchmatia, Chief Financial Officer

                (403) 264-6161

Website:  www.gentryresources.com

Email:  gentry@gentryresources.com

                TSX Symbol:  GNY